United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F X     Form 40-F ___
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes         No X
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes         No X
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes     No    X
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Signature Page

Press Release
To
Comissão de Valores Mobiliários — CVM
Rua Sete de Setembro, nº 111
Centro, Rio de Janeiro, RJ
CEP: 20.159-900

Ref.:        Ofício/CVM/SEP/GEA-2/Nº321/2007
Subject.: Information request

Rio de Janeiro, September 10th 2007.
Dear Sirs,
We are pleased to reply to your above-mentioned communication requesting a formal statement on our part regarding the headline article published on page B9 of the Valor Econômico newspaper on this date entitled “Vale gives up CSN mine to keep Ferteco”.
As regards the general content of the article, we would like to affirm that CVRD contacted CADE, the Brazilian antitrust regulator on September 4th 2007, declared that it would give up any rights to first claims to the purchase of excess ore from the Casa de Pedra mine if it loses the cases which are at present being judged by the legal authorities.
This declaration to CADE is a consequence of CVRD’s requirement, not having any form of injunction, to state its position after the decision regarding the Special Appeal taken by the Supreme Court (“STJ”) on August 28th, 2007, or suffer the penalty of a daily fine imposed by CADE.
CVRD, as Plaintiff with CADE, contrary to the headline that appeared in the Valor Econômico newspaper, stated clearly its intention to take up the option relative to the Casa de Pedra mine definitively, if the decision taken by CADE is not revoked again.
This is due to the fact that CVRD is still awaiting a decision as to the constitional legality of the dual voting position of the President of CADE sitting on the bench of the Federal Supreme Court (“STF”), who appealed in May 2007, the outcome of which could revoke CADE’s decision at any moment.
There is also another ongoing case which will decide if CVRD should receive prior compensation from CSN, if the Casa de Pedra mine option is effectively taken up.

We trust that we have replied in full to CVM enquiries and remain at their full disposal for any other explanations deemed necessary.
Yours sincerely,
Fabio Barbosa
Investor Relations Director

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10th, 2007	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations